Exhibit 4.1

CORNING INCORPORATED

2019 EQUITY PLAN FOR NON-EMPLOYEE DIRECTORS

1.	THE PLAN

a. Purpose. This Corning Incorporated 2019 Equity Plan for Non-Employee Directors (as amended from time to time, the “Plan”) is intended to benefit the shareholders of Corning Incorporated (the “Corporation”) by providing a means to attract, retain and reward non-employee directors of the Corporation (“Directors”) who can and do contribute to the longer-term financial success of the Corporation and to increase their proprietary interest in the Corporation.

b. Effective Date. The Plan replaces the 2010 Equity Plan For Non-Employee Directors and will become effective upon its approval by the affirmative vote of a majority of the votes cast at the Corporation’s 2019 Annual Meeting of Shareholders and shall continue until it expires on the tenth (10th) anniversary of its effective date or is replaced by another plan.

2.	ADMINISTRATION

a. Committee. The Plan shall be administered by the Compensation Committee (the “Committee”) of the Board of Directors of the Corporation (the “Board”), provided, however, that from time to time the Board may assume, at its sole discretion, administration of the Plan.

b. Awards. The Committee may grant awards (collectively, “Awards”) under the Plan of shares of the Corporation’s common stock, par value $0.50 per share, (“Shares”) or options to purchase Shares, in such type and magnitude, and subject to such terms and conditions (including vesting and forfeiture rules or pursuant to a deferred compensation plan), as it shall determine.

c. Powers and Authority. The Committee’s powers and authority under the Plan include, but are not limited to (i) permitting transferability of Awards to family members, trusts and partnerships for the benefit of participants and their family members, and as charitable donations; (ii) interpreting the Plan’s provisions; and (iii) administering the Plan in a manner that is consistent with its purpose. The Committee’s decisions in carrying out the Plan and its interpretation and construction of any provisions of the Plan or any Award, agreement or other instrument executed under the Plan shall be final and binding upon all persons. No members of the Committee shall be liable for any action or determination made in good faith in administering the Plan.

3.	ELIGIBILITY

Only Directors of the Corporation who, at the time of grant of an Award, are not employees of the Corporation shall be eligible to receive Awards under the Plan.

4.	SHARES SUBJECT TO THE PLAN, ADJUSTMENTS AND AWARD LIMITS

a. Maximum Shares Available for Delivery. Subject to adjustments under Section 4(b), the maximum number of Shares that may be delivered pursuant to Awards under the Plan, including pursuant to any deferred compensation plan for Directors shall be 1,500,000.

b. Adjustments for Corporate Transactions.

(i) The Committee shall determine whether a corporate transaction has affected the price per Share or the number of Shares outstanding such that an adjustment or adjustments to outstanding Awards are required to preserve (or prevent enlargement of) the benefits or potential benefits intended to be made available under the Plan at the time of grant of an Award. For this purpose a corporate transaction will include, but is not limited to, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination or exchange of shares, or other similar occurrence. In the event of such a corporate transaction, the Committee shall, in such manner as the Committee deems equitable, adjust (i) the number and kind of shares which may be delivered under the Plan pursuant to Section 4(a); (ii) the number and kind of shares subject to outstanding Awards; and (iii) the exercise price of outstanding Options.

(ii) In the event that the Corporation is not the surviving corporation of a merger, consolidation or amalgamation with another corporation, or in the event of a liquidation or reorganization of the Corporation, and in the absence of the surviving corporation’s assumption of outstanding Awards made under the Plan, the Committee may provide for appropriate adjustments and/or settlements of such Awards either at the time of grant or at a subsequent date. The Committee may also provide for adjustments and/or settlements of outstanding Awards as it deems appropriate and consistent with the Plan’s purpose in the event of any other change in control of the Corporation.

c. Annual Award Limits. The maximum number of Shares subject to Awards granted during a single fiscal year to any Director, taken together with any cash fees paid during the fiscal year to the Director in respect of the Director’s service as a member of the Board during such year (including service as a member or chair of any committees of the Board), shall not exceed $700,000 in total value (calculating the value of any such Awards based on the grant date fair value of such Awards for financial reporting purposes). The independent members of the Board may make exceptions to this limit for a non-executive chair of the Board, provided that the Director receiving such additional compensation may not participate in the decision to award such compensation.

5.	TYPES OF AWARDS

a. General. The types of Awards that may be granted under the Plan include:

(i) Stock Option. A stock option (“Option”) represents a right to purchase a specified number of Shares during a specified period at a price per Share which is no less than one hundred percent (100%) of the closing price of a Share on the New York Stock Exchange as of the grant date, as determined by the Committee. No Option shall be “repriced” (i.e., by reducing the exercise price, cancelling the Option in exchange for another Option with a lower exercise price, or cancelling the Option for cash or another Award, other than in connection with a change in control or an equitable adjustment under Section 4(b) above) without shareholder approval. The Shares covered by an Option may be purchased by means of a cash payment of the exercise price or such other means as the Committee may from time to time permit, including, without limitation, one or more of: (i)

tendering Shares valued using the market price at the time of exercise, (ii) authorizing a third party to sell Shares (or a sufficient portion thereof) acquired upon exercise of an Option and to remit to the Corporation a sufficient portion of the sale proceeds to pay the exercise price for all the Shares acquired through such exercise prior to the issuance of the Shares by the Corporation; or (iii) any combination of the above. All Options shall be non-qualified options.

No Option granted under the Plan will have an expiration date later than ten years after its grant date. Unless otherwise provided by the Committee, each Option will terminate in its entirety on the earliest of (1) the third anniversary of the date on which the grantee ceased to be a Director, (2) the date on which written notice of termination of the Option is given to the Director (or such later date as is specified in that notice), and (3) the Option’s expiration date.

(ii) Stock Award. A stock award is a grant of Shares or a right to receive Shares (or their cash equivalent or a combination of both) in the future (“Stock Award”), subject to such conditions, restrictions and contingencies as the Committee shall determine.

6.	STOCK AWARD SETTLEMENTS AND PAYMENTS

a. Dividends and Dividend Equivalents. The Committee, in its discretion, will determine whether dividends or dividend equivalent payments will be paid or credited to a Director’s account, prior to the time that a Stock Award becomes vested.

b. Payments. Stock Awards may be settled through cash payments, the delivery of Shares, the granting of Awards or a combination thereof, as the Committee shall determine. Any Award settlement may be subject to such conditions, restrictions and contingencies as the Committee shall determine.

7.	PLAN AMENDMENT AND TERMINATION

a. Amendments. Any Plan amendments will comply with the New York Stock Exchange listing requirements and any applicable legal requirements. The Board may amend this Plan as it deems necessary and appropriate to better achieve the Plan’s purpose, provided, however, that: (i) the Share limitation set forth in Section 4(a) cannot be increased and (ii) an Option cannot be “repriced” as set forth in Section 5 unless such an amendment is properly approved by the Corporation’s shareholders. Notwithstanding anything to the contrary in the Plan, the Board may amend the Plan in such manner as may be necessary to enable the Plan to achieve its stated purposes in any jurisdiction in a tax- efficient manner and in compliance with local rules and regulations.

b. Plan Suspension and Termination. The Board may suspend or terminate this Plan at any time. Any such suspension or termination shall not of itself materially impair any outstanding Award granted under the Plan or the applicable Director’s rights regarding such Award.

8.	MISCELLANEOUS

a. No Individual Rights. No person shall have any claim or right to be granted an Award under the Plan. Neither the Plan nor any action taken hereunder shall be construed as giving any Director the right to be re-nominated or to continue to serve the Corporation, any subsidiary or related entity, in such capacity.

b. Unfunded Plan. The Plan shall be unfunded and shall not create (or be construed to create) a trust or a separate fund or funds. The Plan shall not establish any fiduciary relationship between the Corporation and any Director or beneficiary of a Director. To the extent any person holds any obligation of the Corporation by virtue of an Award granted under the Plan, such obligation shall merely constitute a general unsecured liability of the Corporation and accordingly shall not confer upon such person any right, title or interest in any assets of the Corporation.

c. No Fractional Shares. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash shall be paid or transferred in lieu of any fractional Shares, or whether such fractional Shares or any rights thereto shall be canceled.

d. Governing Law. The validity, construction and effect of the Plan and any Award, agreement or other instrument issued under it shall be determined in accordance with the laws of the State of New York without reference to principles of conflict of law.

e. Section 409A. The Corporation intends that all Awards be structured to comply with, or be exempt from, Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations issued thereunder (“Section 409A”), such that no adverse tax consequences, interest, or penalties under Section 409A apply. Notwithstanding anything in the Plan or any agreement evidencing the grant of an Award to the contrary, the Committee may, without a participant’s consent, amend this Plan or Awards, adopt policies and procedures, or take any other actions (including amendments, policies, procedures and retroactive actions) as are necessary or appropriate to preserve the intended tax treatment of Awards, including any such actions intended to (A) exempt this Plan or any Award from Section 409A, or (B) comply with Section 409A, including regulations, guidance, compliance programs and other interpretative authority that may be issued after an Award’s grant date. The Corporation makes no representations or warranties as to an Award’s tax treatment under Section 409A or otherwise. The Corporation will have no obligation under this Section 8(e) or otherwise to avoid the taxes, penalties or interest under Section 409A with respect to any Award and will have no liability to any participant or any other person if any Award, compensation or other benefits under the Plan are determined to constitute noncompliant “nonqualified deferred compensation” subject to taxes, penalties or interest under Section 409A.

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